SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                                (Amendment No. )

                                 SR TELECOM INC
             -----------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    78464P208
             -----------------------------------------------------
                                 (CUSIP Number)

                               SEPTEMBER 30, 2005
             -----------------------------------------------------
            (Date Of Event which Requires Filing of this Statement)



Check the following box if a fee is  being paid with this statement [].

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  78464P208            13G                    Page 2  of 8 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
       Morgan  Stanley
       IRS  #  39-314-5972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            40,198,670
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             40,198,670
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       40,198,670
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       69.5%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*
       IA, CO, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G dated December 12, 2005 is filed with the Securities and Exchange Commission by the Reporting Persons (as defined below) to report beneficial ownership of common shares, no par value (the Shares) of SR Telecom Inc. (the Issuer) issuable upon conversion of the Issuer's 10% Secured Convertible Debentures due October 15, 2011 (the New Debentures). Calculation of percentage ownership assumes conversion of New Debentures beneficially owned only by the Reporting Persons, and no conversion of New Debentures by other holders of New Debentures. Assuming all holders of New Debentures (including the Reporting Persons) converted their New Debentures, the Reporting Persons would be deemed to be the beneficial owners of 11.0% of the Issuer's Shares as of September 30, 2005. As of December 12, 2005, due to events subsequent to September 30, 2005, including the mandatory conversion of CDN $10,000,000 of the aggregate CDN $75,500,000 principal amount of New Debentures, the Reporting Persons beneficially own 39.6% assuming conversion only of the New Debentures beneficially owned by the Reporting Persons. Assuming all holders of New Debentures (including the Reporting Persons) converted their New Debentures, the Reporting Persons would be deemed to be the beneficial owners of 11.6% of the Issuer's Shares as of December 12, 2005.

CUSIP No.  78464P208            13G                    Page 3  of 8 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan Stanley & Co. Incorporated
       IRS  #  13-265-5996
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            40,198,670
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             40,198,670
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       40,198,670
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       69.5%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*
       BD, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Calculation of percentage ownership assumes conversion of New Debentures
  (as defined herein) beneficially owned only by the Reporting Persons, and no conversion of New Debentures by other holders of New Debentures. Assuming all holders of New Debentures (including the Reporting Persons) converted their New Debentures, the Reporting Persons would be deemed to be the beneficial owners of 11.0% of the Issuer's Shares as of September 30, 2005.

CUSIP No.  78464P208                13G                   Page 4  of  8  Pages

Item 1.     (a)   Name of Issuer:
                  SR TELECOM INC
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  8150 TRANS CANADA HIGHWAY
                  ST LAURENT, A1, H4C 1M5
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  (a) Morgan Stanley
                  (b) Morgan Stanley & Co. Incorporated
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:

                  (a) 1585 Broadway
                      New York, New York 10036

                  (b) 1585 Broadway
                      New York, New York 10036
                  --------------------------------------------------------------
            (c)   Citizenship:
                  Incorporated by reference to Item 4 of the
                  cover page pertaining to each reporting person.
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:
                  Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                  78464P208
                  --------------------------------------------------------------

Item 3.     (a)   Morgan Stanley is a parent holding company.

            (b)   Morgan Stanley & Co. Incorporated is a Broker
                  Dealer registered under section 15 of the Securities Exchange Act of 1934.

CUSIP No.  78464P208                13-G                   Page 5  of  8  Pages


Item 4.     Ownership.

            Incorporated by reference to Items (5) - (9) and (11) of the cover page.

            (a) Morgan Stanley is filing solely in its
                capacity as the parent company of, and indirect beneficial owner of securities held by, one of its business units.

Item 5.     Ownership of Five Percent or Less of a Class.

            Inapplicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Accounts managed on a discretionary basis by Morgan Stanley are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

            See item 4 (a)

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.     Identification and Classification of Members of the Group.

Item 9.     Notice of Dissolution of Group.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

**Calculation of percentage ownership assumes conversion of New Debentures
  (as defined herein) beneficially owned only by the Reporting Persons, and no conversion of New Debentures by other holders of New Debentures. Assuming all holders of New Debentures (including the Reporting Persons) converted their New Debentures, the Reporting Persons would be deemed to be the beneficial owners of 11.0% of the Issuer's Shares as of September 30, 2005.

CUSIP No. 78464P208              13-G                   Page 6  of  8 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       December 12, 2005


Signature:  /s/ Dennine Bullard
            -----------------------------------------------------------------

Name/Title  Dennine Bullard /Executive Director, Morgan Stanley & Co. Inc.
            -----------------------------------------------------------------
            MORGAN STANLEY


Date:       December 12, 2005


Signature:  /s/ Dennine Bullard
            -----------------------------------------------------------------

Name/Title  Dennine Bullard /Executive Director, Morgan Stanley & Co. Inc.
            -----------------------------------------------------------------
            MORGAN STANLEY & CO. INCORPORATED




                       INDEX TO EXHIBITS                               PAGE
                       -----------------                               ----

EXHIBIT 1       Agreement to make a joint filing                          7

EXHIBIT 1       Secretary's Certificate Authorizing Dennine Bullard       8
                to Sign on behalf of Morgan Stanley





* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                     EX-99
                             JOINT FILING AGREEMENT


 CUSIP No. 78464P208                 13-G                  Page  7 of  8 Pages


                           EXHIBIT 1 TO SCHEDULE 13G
              ---------------------------------------------------


                              DECEMBER 12, 2005
              ---------------------------------------------------


              MORGAN STANLEY and MORGAN STANLEY & CO. INCORPORATED,

              hereby agree that, unless differentiated, this

              Schedule 13G is filed on behalf of each of the parties.


           MORGAN STANLEY

           BY: /s/ Dennine Bullard
           --------------------------------------------------------------------
           Dennine Bullard/Executive Director, Morgan Stanley & Co. Incorporated

           MORGAN STANLEY & CO. INCORPORATED

           BY: /s/ Dennine Bullard
           --------------------------------------------------------------------
           Dennine Bullard/Executive Director, Morgan Stanley & Co. Incorporated



* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                     EX-99.1
                              SECRETARY'S CERTIFICATE


 CUSIP No.   78464P208                                    Page 8  of 8  Pages


                                  EXHIBIT 2

                               MORGAN STANLEY

                           SECRETARY'S CERTIFICATE


         I, Charlene R. Herzer,a duly elected and acting Assistant Secretary of Morgan Stanley, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"),certify as follows:


             (1) Donald G. Kempf, Jr. is the duly elected Executive Vice
                 President, Chief Legal Officer and Secretary of the
                 Corporation;

             (2) Pursuant to Section 7.01 of the Bylaws of the Corporation
                 and resolutions approved by the Board of Directors of the Corporation on September 25,1998, the Chief Legal Officer is authorized to enter into agreements and other instruments on behalf of the Corporation and may delegate such powers to others under his jurisdiction; and

             (3) Donald G. Kempf signed a Delegation of Authority as of
                 February 23, 2000, which authorized Dennine Bullard to sign reports to be filed under Section 13 and 16 of the Securities Exchange Act of 1934 on behalf of the Corporation. Such authorization is in full force and efect as of this date.

          IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 3rd day of February, 2005.

                                                ______________________________
                                                Charlene R. Herzer
                                                Assistant Secretary